Manchester Inc.
                          100 Crescent Court, 7th Floor
                                Dallas, TX 75201


Via Edgar Private Correspondence Filing

June 29, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:      Manchester Inc.
         Form 10-KSB for Fiscal Year Ended November 30, 2005
         Filed February 6, 2006
         Form 10-QSB for Fiscal Quarter Ended February 28, 2006
         Filed April 20, 2006 File No. 0-50477

Ladies and Gentlemen:

Manchester Inc. (the "Company") has received a letter dated June 1, 2006 (the "Comment Letter") from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"). The Comment Letter addresses certain issues in connection with the Company's Form 10-KSB for Fiscal Year Ended November 30, 2005, filed February 6, 2006, and the Company's Form 10-QSB for Fiscal Quarter Ended February 28, 2006, filed April 20, 2006.

The Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter, and repeat each comment herein. The location of information responsive to the Commission's comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

Form 10-KSB for Fiscal Year Ended November 30, 2005

Item 1 - Description of Business

Comment 1:        Please expand your disclosures to provide a more thorough
                  description of the business to be acquired from PAACO
                  Automotive Group LP.

Response:         The Company determined prior to the filing date of the 10-KSB that it would no longer pursue the acquisition of certain businesses from PAACO Automotive Group LP. Therefore, the
                  Company believes that providing additional disclosures regarding PAACO Automotive Group LP ("PAACO") are not material and would not be relevant at the present time.
                  [Form 10-KSB/A, Description of Business, page 4]


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U.S. Securities & Exchange Commission                            Manchester Inc.
File No. 0-50477                                                   June 29, 2006
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Comment 2:        Your assertion that you have decided not to proceed with
                  the acquisition appears to be inconsistent with statements in Management's Discussion and Analysis and in other filings. Accordingly, please revise to provide consistent disclosure throughout the filing.

Response:         As noted above, the Company has determined not to proceed with the acquisition from PAACO. However, management is reviewing various other (Non-PAACO) assets for potential acquisition, and specifically, we still intend to pursue acquisition of "Buy-Here Pay-Here" used car sales businesses. The Company has conformed its disclosure in Form 10-KSB/A in response to the Staff's comments.
                  [Form 10-KSB/A, Description of Business, page 4]

Comment 3:        Please more fully describe what is being developed pursuant to the arrangement with Nextphase Strategy Marketing.
                  Specifically indicate for what purposes it is being developed and how it will benefit and be used by the company.
                  Additionally, disclose when final delivery is expected and how the company expects to pay the balance due.

Response:         On June 10, 2005 the Company engaged NextPhase Strategy
                  Marketing Inc. ("NextPhase") to provide the Company with services to increase the Company's position and awareness in the investment community by building its brand image. This was to have included the development of the Company's business cards, website, presentation folders, and other materials.
                  NextPhase was to receive $8,988 ($10,700Cdn). As of November
                  30, 2005 the Company has paid $4,449 ($5,300Cdn) of the amount due pursuant to the contract and certain elements of the contract have been completed valued at $3,119 ($3,745Cdn). The
                  Company and Nextphase have agreed that no further work shall be undertaken by Nextphase on behalf of the Company and no outstanding amounts due on the contract shall be payable by the Company. The Company has conformed its disclosure in Form
                  10-KSB/A in response to the Staff's comments. [Form 10-KSB/A, Description of Business, page 4]

Comment 4:        It appears that the letter of intent for the acquisition
                  and the agreement with Nextphase Strategy Marketing Inc. are material contracts as described by Item 601 (b)(2) and (10) of Regulation S-B. Please file them as exhibits or explain why they are not material.

Response:         The non-binding letter of intent for the PAACO acquisition is not material, particularly in light of the Company's determination not to proceed with any transaction with PAACO.
                  The Company is no longer contemplating this acquisition. In respect of NextPhase, as the Company does not anticipate that NextPhase will be performing any material services for the Company, or receiving any material payment by the Company, the NextPhase agreement is not material.

Item 5 - Management's Discussion and Analysis

Comment 5:        Please disclose who the lender is on the note payable, and indicate whether it is a related party. Indicate whether the company is negotiating terms with the lender and what impact the default could have on the company's ability to finance its operations.

Response:         At November 30, 2005, the Company's liabilities included a note payable, which with accrued interest, amounted to a liability of $96,361. The note payable, dated as of November
                  24, 2004 (the "2004 Note"), was to Mr. Robert Sim. Mr. Sim is not a related

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U.S. Securities & Exchange Commission                            Manchester Inc.
File No. 0-50477                                                   June 29, 2006
--------------------------------------------------------------------------------

                  party of the Company. The 2004 Note was unsecured, bore interest at 6% per annum and was repayable on December 24, 2005. The Company was in default with respect to the 2004 Note from December 24, 2005 until June 27, 2006.

                  The Company and Mr. Sim have negotiated and executed a new note, dated as of June 27, 2006 (the "Amended and Restated Note"), which replaces the 2004 Note. Pursuant to the terms of the Amended and Restated Note, Mr. Sim has waived the Company's default of the 2004 Note. The Amended and Restated
                  Note is for $99,303.73, which was the total capitalized amount owed by the Company to Mr. Sim on May 31, 2006. Pursuant to the Amended and Restated Note, all principal under the 2004 Note, plus Mr. Sim's subsequent loans to the Company shall be deemed to have accrued interest at an annual rate of 6% through May 31, 2006, and thereafter all such amounts shall be aggregated and capitalized into a new note in principal amount of $99,303.73, which as of June 1, 2006 shall accrue interest at an annual rate of 8%. The capitalized principal amount of $99,303.73, plus all interest thereon, will be due and payable by the Company on June 30, 2007. In the event of any default under the Amended and Restated Note, interest due will accrue at an annual rate of 15%. Management does not believe that the default on the 2004 Note and subsequent waiver will have an adverse effect on the Company's ability to finance its operations. The Company has conformed its disclosure in Form 10-KSB/A in response to the Staff's comments.
                  [Form 10-KSB/A, Management's Discussion and Analysis, page 7]

Comment 6:        Please provide the disclosure required under Item 303(c) of
                  Regulation S-B.

Response:         The Company is not a party to any off-balance sheet
                  arrangements. The Company has conformed its disclosure in Form
                  10-KSB/A in response to the Staff's comments. [Form 10-KSB/A, Management's Discussion and Analysis, page 7]

Code of Ethics

Comment 7:        Please disclose the information required by Item 406 of
                  Regulation S-B.

Response:         The Company has not yet adopted a Code of Ethics, but intends to do so during the third quarter of 2006. The Company has conformed its disclosure in Form 10-KSB/A in response to the Staff's comments. [Form 10-KSB/A, Code of Ethics, page 20]

Financial Statements

Note 5 - Note Payable

Comment 8:        Disclose whether the lender is affiliated with the company.

Response:         The lender who issued this note is not an affiliate of the
                  Company. The Company has conformed its disclosure in Form
                  10-KSB/A in response to the Staff's comments. [Form 10-KSB/A, Financial Statements, page 17]

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U.S. Securities & Exchange Commission                            Manchester Inc.
File No. 0-50477                                                   June 29, 2006
--------------------------------------------------------------------------------

Item 8A - Controls and Procedures

Comment 9:        Please provide the information required by Items 307 and 308 of Regulation S-B.

Response:         The Company has conformed its disclosure in Form 10-KSB/A in response to the Staff's comments by providing the required information.
                  [Form 10-KSB/A, Controls and Procedures, page 19]

Item 14 - Principal Accountant Fees and Services

Comment 10:       Please provide the information required by Item 14 of Form
                  10-KSB.

Response:         The Company has conformed its disclosure in Form 10-KSB/A in response to the Staff's comments.
                  [Form 10-KSB/A, Principal Accountant Fees and Services, page 21]

Exhibit 31 - Certifications

Comment 11:       Please revise the certifications provided by the principal executive and financial officers to reflect the current language as set forth at Item 601 (b)(31) of Regulation S-B.

Response:         The Company has conformed its disclosure in these
                  certifications in response to the Staff's comments.
                  [Form 10-KSB/A, Exhibits 31.1 and 31.2]

Form 10-QSB for Fiscal Quarter Ended February 28, 2006

Balance Sheet

Comment 12:       Do not include the "Audited" label in the November 30,
                  2005 column heading unless an auditors' report accompanies the presentation of the amounts. Accordingly, please revise to remove the label or provide the auditors' report.

Response:         The Company has conformed its disclosure in Form 10-QSB/A in response to the Staff's comments by removing the referenced label.
                  [Form 10-QSB/A, Financial Statements, page 3]

Comment 13:       Provide footnote disclosure of the terms of the refundable deposit including to whom it has been paid, for what purposes and under what circumstances is it refundable. Please provide similar disclosure in Management's Discussion and Analysis including how this transaction fits into management's plan of operation.

Response:         The Company has conformed its disclosure in Form 10-QSB/A in response to the Staff's comments.
                  [Form 10-QSB/A, Notes to Financial Statements, page 9]

Note 5- Notes Payable

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U.S. Securities & Exchange Commission                            Manchester Inc.
File No. 0-50477                                                   June 29, 2006
--------------------------------------------------------------------------------

Comment 14:       Please separately identify the amount of funds provided by each financings arrangement indicating whether the lender is a related party. For each financing arrangement, provide a complete summary of the terms as required by paragraph 4 of SFAS 129. File the pertinent documents as exhibits to the filing.

Response:         The Company has conformed its disclosure in Form 10-QSB/A in response to the Staff's comments. The Company has filed three promissory notes in connection with loans made by Brazos
                  Equities LLC as exhibits to the Form 10-QSB/A. The Company will file the Amended and Restated Note as an exhibit to the Form 10-QSB for the fiscal quarter ended May 31, 2006, to be filed no later than July 15, 2006.

Note 7 - Subsequent Events

Comment 15:       Please address the applicability of SFAS 123R for the
                  stock option grants during the second quarter of 2006.

Response:         Effective March 1, 2006, the Company adopted the Financial
                  Accounting Standards Board's revised Statement of Financial
                  Accounting Standards No. 123 (FAS 123R), "Share-based
                  Payment." FAS 123R that requires compensation costs related to share-based payments (stock options) to be recognized in the income statement over the requisite service and vesting periods. The amount of the compensation cost is to be measured based on the grant-date fair value of the instrument issued.
                  FAS 123R is effective for awards granted or modified after the date of adoption. The Company has conformed its disclosure in Form 10-QSB/A in response to the Staff's comments.
                  [Form 10-QSB/A, Notes to Financial Statements, page 10]

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures contained herein and in its Form 10-QSB/A and Form 10-KSB/A.

2. Staff comments, or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ Richard Gaines
Richard Gaines
Director and Corporate Secretary


cc:      Travis L. Gering, Esq. - Wuersch & Gering LLP

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